UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                      ------------------------------------

                              THE NORTH FACE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
                         (Title of Class of Securities)

                                    65931710
                                 (CUSIP Number)

                      ------------------------------------

                                James G. Fifield
                              350 Eagle Park Drive
                                 Aspen, CO 81611
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                      ------------------------------------

                                November 18, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.250.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 65931710                                             Page 2 of 4 Pages
          --------

1         Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

          James G. Fifield

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          PF, SC

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]


6         Citizenship or Place of Organization

          U.S.A.

                                7         Sole Voting Power

           NUMBER OF                      1,110,060
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        10,000
             WITH
                                9         Sole Dispositive Power

                                          1,110,060

                                10        Shared Dispositive Power

                                          10,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,120,060

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]


13        Percent of Class Represented by Amount in Row (11)

          8.5%

14        Type of Reporting Person (See Instructions)

          IN

CUSIP No. 65931710                                             Page 3 of 4 Pages
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James G. Fifield (the "Reporting Party") hereby amends his report on Schedule
13D, dated May 13, 1998, and amended by Amendment No. 1 thereto, which was filed with the Commission on March 5, 1999 and by Amendment No. 2 thereto, which was filed with the Commission on November 5, 1999 (as so amended, the "Schedule 13D"), relating to shares of Common Stock, par value $.0025 per share (the "Common Stock"), of The North Face, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein have the respective meanings given to those terms in the Schedule 13D.

The purpose of this Amendment No. 3 is to reflect the resignation of the Reporting Person as a director of the Company effective as of November 18, 1999.


Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended by deleting part (c) thereof and replacing it with the following:

         (c)  The Reporting Person is a private investor.

CUSIP No. 65931710                                             Page 4 of 4 Pages
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                                    Signature

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 7, 2000


                              /s/ James G. Fifield
                              --------------------
                              James G. Fifield